NEWS RELEASE

Pan American Silver reports additional high-grade drill results from the
La Colorada Skarn project

Vancouver, B.C. – April 8, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") releases results from the ongoing infill and geotechnical drill program at its La Colorada Skarn project in Zacatecas, Mexico (the "La Colorada Skarn"). Eight new drill holes totaling 8,101 metres returned additional wide intercepts from the 902 mineralized zone of the western part of the La Colorada Skarn. Drill hole U-121-22 returned the highest-grade interval to date with 22.50 metres at 1,435 g/t Ag, 31.93% Pb and 20.49% Zn.
“The 902 zone at the La Colorada Skarn continues to return long intercepts in multiple drill holes, with the most recent drill holes returning some of the highest grade intercepts since we discovered the La Colorada Skarn in 2018. Hole U-121-22 contains the highest silver grade intercept in the Skarn, to date, of 22 metres averaging 1,435 g/t Ag, 31.9% Pb and 20.5% Zn within a broader interval of 78 metres of 568 g/t Ag, 12.5% Pb and 9.6% Zn," said Christopher Emerson, Pan American’s Vice President of Exploration and Geology. "Exploration drilling continues to define the La Colorada Skarn mineral resource, and we look forward to presenting an updated mineral resource estimate in August 2024.”
Drill highlights include:
•U-121-22: 26.85 m at 127 g/t Ag, 7.19% Pb and 11.12% Zn and 77.85 m at 568 g/t Ag, 12.45% Pb and 9.59% Zn, including 22.50 m at 1,435 g/t Ag, 31.93% Pb and 20.49% Zn
•U-91-23: 372.10 m at 77 g/t Ag, 3.91% Pb and 5.79% Zn, including 83.85 m at 172 g/t Ag, 8.48% Pb and 10.49% Zn and including 26.90 m at 127 g/t Ag, 7.02% Pb and 11.69% Zn
•U-03-24: 68.00 m at 80 g/t Ag, 3.98% Pb and 6.98% Zn, including 29.00 m at 136 g/t Ag, 7.45% Pb and 12.82% Zn
•U-121-23: 91.20 m at 31 g/t Ag, 2.61% Pb and 4.98% Zn
•U-137-23: 87.25 m at 32 g/t Ag, 1.41% Pb and 3.90% Zn and 134.55 m at 29 g/t Ag, 0.14% Pb and 6.58% Zn
•U-148-22: 23.15 m at 57 g/t Ag, 3.32% Pb and 5.59% Zn

PAN AMERICAN SILVER CORP.	1

NEWS RELEASE

Plan view of the La Colorada Skarn drill holes referenced in this news release:

La Colorada Skarn – Plan View

N
4500 E
4750 E
5000 E
5250 E
5500 E
5750 E
6000 E
5750 N
5500 N
5250 N
5000 N
U-03-24
U-137-23
U-148-22
U-112-23
U-121-23
U-91-23
U-121-22
U-07-23
Section B
Section A
901
902
903

250 m

Reported Drill Intercepts

Section Lines

Dec 2023 Mineral Resources

PAN AMERICAN
SILVER

Local Mine Grid
Source: Pan American Silver April 2024

PAN AMERICAN SILVER CORP.	2

NEWS RELEASE

PAN AMERICAN SILVER CORP.	3

NEWS RELEASE

La Colorada Skarn - summary of drill results
The following table provides the drill results for the La Colorada Skarn deposit included in this news release.
Previous drill results that are not included in this table as well as cross sections, plans and images of the La Colorada Skarn mineralized core are available on our website at: https://panamericansilver.com/operations/silver-segment/la-colorada-skarn/

Hole No.	From (m)	To (m)	Interval (m)(1)	Ag g/t	Cu %	Pb %	Zn %
U-03-24	489.25	504.55	15.30	47	0.05	2.52	4.97
And	540.55	608.55	68.00	80	0.08	3.98	6.98
Including	559.90	588.90	29.00	136	0.11	7.45	12.82
U-07-23	486.55	497.95	11.40	34	0.07	1.41	1.71
And	548.60	614.95	66.35	17	0.07	0.97	1.65
And	692.20	716.10	23.90	21	0.12	1.95	2.78
U-121-22	565.70	592.55	26.85	127	0.13	7.19	11.12
And	657.30	735.15	77.85	568	0.12	12.45	9.59
Including	661.05	683.55	22.50	1435	0.12	31.93	20.49
And	783.50	878.50	95.00	22	0.07	1.56	2.52
U-121-23	48.00	66.05	18.05	196	0.07	1.04	1.73
And	518.80	533.25	14.45	83	0.11	3.61	4.99
And	712.85	726.00	13.15	26	0.08	2.83	4.41
And	742.90	760.70	17.80	23	0.09	2.42	4.08
And	803.60	894.80	91.20	31	0.11	2.61	4.98
And	1,013.00	1,066.40	53.40	25	0.07	0.17	4.63
U-137-23	460.30	475.20	14.90	63	0.03	2.34	3.59
And	532.95	574.85	41.90	56	0.04	2.47	2.13
And	661.05	748.30	87.25	32	0.08	1.41	3.90
And	905.15	1,039.70	134.55	29	0.18	0.14	6.58
U-148-22	373.40	383.25	9.85	161	0.08	3.62	3.83
And	587.35	610.50	23.15	57	0.13	3.32	5.59
U-91-23	545.65	917.75	372.10	77	0.11	3.91	5.79
Including	588.90	672.75	83.85	172	0.22	8.48	10.49
Including	742.15	769.05	26.90	127	0.28	7.02	11.69
And	966.50	1,003.30	36.80	25	0.12	0.43	6.57
U-112-23	1,018.10	1,040.20	22.10	84	0.71	0.14	1.52
(1) True widths of the mineralized intervals are unknown at this time.

PAN AMERICAN SILVER CORP.	4

NEWS RELEASE

La Colorada Skarn - drill hole collar information

Drill Hole ID	Type	East Local	North Local	Elevation	Length (m)	Azimuth Avg (0)	Dip Avg
U-03-24	Infill	4,845.1	5,323.6	1,995.5	1,176	343.6	-76.1
U-07-23	Geotech	4,845.8	5,316.9	1,995.5	732	161.9	-77.9
U-112-23	Exploration	4,493.8	5,333.3	2,070.5	1,161	326.9	-85.8
U-121-22	Infill	4,844.0	5,321.5	1,995.8	1,041	221.7	-84.8
U-121-23	Infill	4,846.1	5,320.7	1,995.9	1,109	60.8	-87.0
U-137-23	Infill	4,844.5	5,324.3	1,995.5	1,080	339.7	-83.8
U-148-22	Geotech	4,843.7	5,323.1	1,997.7	703	315.7	-77.4
U-91-23	Infill	4,842.6	5,323.0	1,995.3	1,101	267.3	-84.2
Total metres					8,101
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico using acid digestion with ICP finish for silver, lead, zinc, and copper. For samples above the detection limits of ICP, they were finalized with absorption spectrometry ("AAS"); For lead and zinc grades greater than 30%, the determination was made by volumetric titration. Samples sent to ALS Global were prepared in Zacatecas and Hermosillo, Mexico laboratories and sent to Vancouver, B.C. Laboratory for assay. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American.
See the Company's Annual Information Form March 26, 2024, available at www.sedarplus.ca for further information concerning QAQC and data verification matters, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
About Pan American Silver
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	5

NEWS RELEASE

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to the exploration program at the La Colorada Skarn; expectations regarding exploration drilling; and plans to present an update to the mineral resource estimate for the La Colorada Skarn in August 2024.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; risks related to taxation, including but not limited to the results of ongoing tax audits in Mexico; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	6